Mail Stop 3561

November 3, 2008

Mr. Michael J. Anderson, Chief Executive Officer
The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537

   Re: **The Andersons, Inc.**
     Form 10-K for the year ended December 31, 2007
     Filed February 28, 2008
     File No. 000-20557

Dear Mr. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Linda Cvrkel
      Branch Chief